Pacer Funds Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

December 10, 2020

VIA EDGAR TRANSMISSION

Mr. DeCarlo McLaren
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Pacer Funds Trust (the “Trust”)
    File Nos.: 333-201530 and 811-23024

Dear Mr. McLaren:
This correspondence responds to comments the Trust received from the accounting staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Trust’s Post-Effective Amendment (“PEA”) No. 69 (the “Amendment”) to its registration statement, filed on behalf of its series, the Pacer Swan SOS ETFs (each, a “Fund”, and collectively, the “ Funds”). For your convenience, the Staff’s comments have been reproduced in bold typeface and are immediately followed by the Trust’s responses. With respect to responses showing revisions made to the registration statement, new language is underlined and deleted language has a ~~strike-through~~. Capitalized terms not defined herein have the same meaning as in the Amendment.

General
1.Staff Comment: Please simplify the Prospectus cover page disclosure while keeping the prime essence of such disclosure. Please keep such disclosure as brief and to the point as possible. Excess disclosure can be moved to the Principal Investment Strategies section. Specifically, please move the “Investor Suitability Considerations” to Item 9 of the Amendment and consider whether the second column is necessary.
Response: The Trust has revised the Prospectus cover disclosure as requested, and the “Investor Suitability Considerations” table has been moved to Item 9. A copy of the applicable Prospectus cover disclosure is attached at Appendix A.

2.Staff Comment: Please provide a completed Fees and Expenses table and expense examples for each Fund.
Response: The completed Fees and Expenses tables and expense examples for each Fund are attached at Appendix B.

3.Staff Comment: Please disclose whether the amount of the buffer and Cap are based on the Underlying ETF’s net asset value or market price. Please also clarify whether such amounts take into consideration any dividends paid by the Fund.
Response: The Amendment has been revised to clarify that the amount of the Buffer and Cap are based on the Underlying ETF’s market price. The Trust notes that distributions by the Fund would not affect the performance of the Fund, as such performance calculations would assume that any such distributions are reinvested into the Fund. Consequently, the Trust respectfully declines to revise the disclosure with respect to the payment of any dividends by the Fund.

4.Staff Comment: Please revise the description of the Cap and Buffer using plain English.
Response: The Trust has reviewed references to each Fund’s Cap and Buffer and believes that the use of such terms is consistent with their plain English meaning. Specifically, the Merriam-Webster dictionary defines a “buffer” as “a means or device used as a cushion against the shock of fluctuations in business or financial activity” and defines a “cap” as “an upper limit (as on expenditures),” among other definitions. The Trust also notes that the use of such terms is consistent with the way other ETFs using a similar strategy have used such terms, which further facilitates investor understanding of such terms. While the Trust believes its use of such terms is consistent with their plain English meaning, minor revisions have been made to help clarify the meaning of such terms.

5.Staff Comment: Please revise the bulleted paragraphs preceding the charts illustrating each Fund’s hypothetical returns to clarify their meaning. Please provide examples for each bullet where such example would be helpful to clarify the operation of the Fund.
Response: The Trust has revised the above-referenced paragraphs to be more easily understood and to include examples where applicable.

6.Staff Comment: Please disclose the amount of the current Cap in the illustration of each Fund’s hypothetical returns.
Response: The Trust notes that the illustrations of the Fund’s hypothetical returns are intended to explain the intended relationship between a Fund’s returns and those of the Underlying ETF, rather than the actual amount of such returns. The Trust believes that adding the actual Cap to the illustrations could detract from investors’ understanding of the Fund’s relationship to the Underlying ETF and instead result in a misplaced perception of such relationships based on the scale used in such illustrations. The Trust further notes that its illustrations of hypothetical returns without attributing a value to the Cap are consistent with other funds using a similar strategy.1 As a result, the Trust respectfully declines to make the suggested change.

7.Staff Comment: If the Buffer for a Fund will reset with each Investment Period, please disclose such detail.
Response: The Trust confirms that the Buffer for a Fund will not change from one Investment Period to the next. Consequently, no changes have been made in response to the above comment.

8.Staff Comment: Please revise the section following the illustration of each Fund’s hypothetical returns to better organize the information by using headings, bullets, and sub-captions (e.g., separate discussions of the Buffer, Cap, and impact of buying during an Investment Period).
Response: The requested changes have been made.

9.Staff Comment: Please summarize information in the section entitled “General Information about FLEX Options” and move additional information to Item 9.
Response: The requested change has been made.

10.Staff Comment: Please prioritize the risks most likely to affect the Fund’s NAV, yield, or return. After listing the most significant risks, the remaining risks can be in alphabetical order. See ADI 2019-08—Improving Principal Risks Disclosure.
Response: The Trust has reviewed each Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of each Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Risks of Investing in the Fund” in each Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Additionally, the Trust notes that the first few risks listed for each Fund (other than the Pacer Swan SOS Fund of Funds ETF) include “Buffered Loss Risk,” “Cap Change Risk,” and “Capped Upside Risk,” which the Trust believes are the risks that the Staff would consider to be among the most significant for each such Fund.

1 See e.g., FT Cboe Vest U.S. Equity Buffer ETF – July, a series of First Trust Exchange-Traded Fund VIII (File No. 333-210186); Innovator S&P 500 Buffer ETF™ — September, a series of Innovator ETFs Trust (File No. 333-146827).

11.Staff Comment: The “Counterparty Risk” notes that “In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses.” Please consider whether Counterparty Risk is a principal risk of the Funds.
Response: The Trust confirms that it believes Counterparty Risk is a principal risk of the Funds because of the Funds’ exposure to options issues by the OCC and the magnitude of harm that could result from a failure by the OCC to meet its obligations.” Consequently, the Trust respectfully declines to remove Counterparty Risk as a principal risk.

12.Staff Comment: Please confirm the broad-based index that the Funds will use for performance disclosures in the future.
Response: The Trust expects that the Funds will use the S&P 500 Index as their broad-based index for performance comparisons.

13.Staff Comment: Please disclose the month and year in which each portfolio manager began managing the Funds.
Response: Information about the month and year in which each portfolio manager began managing a Fund will be included in a subsequent filing to the extent that such information is unlikely to change prior to a Fund’s commencement of operations. For Funds where such information may change prior to their commencement of operations, such information will be added when the prospectus is next amended following such Funds’ commencement of operations.

14.Staff Comment: Please delete “an” from the first item in the first sentence under “Trend-Following Strategies.”
Response: The requested change has been made.

* * * * * *
If you have any questions regarding the foregoing, please contact Alyssa M. Bernard at (920) 360-7173 or alyssa.bernard@usbank.com or Michael D. Barolsky at (414) 765-5586 or michael.barolsky@usbank.com.

Very truly yours,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Assistant Vice President
U.S. Bank Global Fund Services
as Administrator for the Trust

Appendix A

The following information describes some of the risks associated with each of the funds listed on the cover of this Prospectus other than the Pacer Swan SOS Fund of Funds ETF (each an “SOS Fund”, and collectively, the “SOS Funds”). Additional information about these and other risks related to the SOS Funds and information pertaining to the Pacer Swan SOS Fund of Funds ETF can be found below in this Prospectus.

Each SOS Fund uses a “structured outcome strategy” to seek to produce pre-determined target investment outcomes based upon the performance of the SPDR® S&P 500® ETF Trust (the “Underlying ETF”). The pre-determined structured outcomes sought by the SOS Funds, which include the buffer and cap discussed below, are based upon the performance of the Underlying ETF over a one year period referred to with respect to an SOS Fund as the initial “Investment Period.” Following an SOS Fund’s initial Investment Period, each subsequent Investment Period will be a one-year period.

•
An SOS Fund will not terminate after the conclusion of the Investment Period. After the conclusion of an Investment Period with respect to an SOS Fund, another will begin. There is no guarantee that the structured outcomes for an Investment Period will be realized.

•
The structured outcomes may only be realized if you are holding shares on the first day of an Investment Period and continue to hold them on the last day of that Investment Period. If you purchase shares after an Investment Period has begun or sell shares prior to an Investment Period’s conclusion, you may experience investment returns very different from those that the SOS Fund seeks to provide. If the Investment Period has begun and the Fund has increased in value to a level near to the Cap (as defined below), an investor purchasing at that price has little or no ability to achieve gains but remains vulnerable to downside risks. Similarly, if the Investment Period has begun and the SOS Fund has decreased in value beyond the pre-determined buffer (as described below), an investor purchasing shares at that price may not benefit from the buffer. There is no guarantee that an SOS Fund will successfully achieve its investment objective.

•	SOS Fund shareholders are subject to an upside return cap (the “Cap”) that represents the maximum percentage return an investor can achieve from an investment in an SOS Fund for an Investment Period. Therefore, even though the SOS Funds’ returns are based upon the Underlying ETF, if the Underlying ETF experiences returns for an Investment Period in excess of the Cap, you will not experience those excess gains. An SOS Fund’s Cap may rise or fall from one Investment Period to the next. There is no guarantee that an SOS Fund’s Cap will remain the same upon the conclusion of its Investment Period.

•	Each SOS Fund only seeks to provide shareholders that hold shares for an entire Investment Period with a buffer against a pre-determined percentage of Underlying ETF losses. You will bear all Underlying ETF losses beyond that pre-determined percentage as described below. While each SOS Fund seeks to limit losses for shareholders who hold shares for the entire Investment Period, there is no guarantee it will successfully do so.

•	The SOS Funds’ website, www.PacerETFs.com, provides important information (including Investment Period start and end dates and each SOS Fund’s Cap and buffer), as well information relating to the potential outcomes of an investment in an SOS Fund on a daily basis. If you are contemplating purchasing shares, please visit the website. Investors considering purchasing shares after an Investment Period has begun or selling shares prior to the end of an Investment Period should visit the website to fully understand potential investment outcomes.

•	Although each SOS Fund seeks to achieve its investment objective, there is no guarantee that it will do so. The returns that an SOS Fund seeks to provide do not include the costs associated with purchasing shares of that SOS Fund and certain expenses incurred by the SOS Fund. The SOS Funds have characteristics unlike many other traditional investment products and may not be suitable for all investors. The table on the following page provides considerations for determining whether an investment in an SOS Fund is appropriate for you.

Appendix B
The completed Fees and Expenses tables and expense examples for each Fund other than the Pacer Swan SOS Fund of Funds ETF are as follows:
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). The fees are expressed as a percentage of the Fund’s average net assets. This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.75%
*Estimated for the current fiscal year.
Example
The following example is intended to help retail investors compare the cost of investing in the Fund with the cost of investing in other funds. It illustrates the hypothetical expenses that such investors would incur over various periods if they were to invest $10,000 in the Fund for the time periods indicated and then redeem all of the Shares at the end of those periods. This example assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. This rate excludes the value of securities, including options, whose expiration dates at the time of acquisition were one year or less. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$77	$240

The completed Fees and Expenses tables and expense examples for the Pacer Swan SOS Fund of Funds ETF are as follows:
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). The fees are expressed as a percentage of the Fund’s average net assets. This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.18%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Acquired Fund Fees and Expenses*	0.75%
Total Annual Fund Operating Expenses	0.93%
*Estimated for the current fiscal year.
Example
The following example is intended to help retail investors compare the cost of investing in the Fund with the cost of investing in other funds. It illustrates the hypothetical expenses that such investors would incur over various periods if they were to invest $10,000 in the Fund for the time periods indicated and then redeem all of the Shares at the end of those periods. This example assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$95	$296